AB 3/28/06

K9 3/29

SECURITIES AND EXCHANGE COMMISSION

06006880

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40672

SEC MAIL RECEIVED PROCESSING MAR 0 2 2006 WASH. D.C. 185 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **USGM Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 East Market Street
(No. and Street)

Corning	**NY**	**14830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Ullman **(607) 936-3785**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	**Rochester**	**NY**	**14604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 15 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CA 5/12/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John G. Ullman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USGM Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUE L. STEPHENS
Notary Public, State of New York
No. 01ST6010036
Commission Expires July 6, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USGM SECURITIES, INC.

CORNING, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2005 AND 2004

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
USGM Securities, Inc.

We have audited the accompanying statements of financial condition of USGM Securities, Inc. as of December 31, 2005 and 2004 and the related statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USGM Securities, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 26, 2006

USGM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 156,038	$ 189,570
Commissions receivable	7,219	10,593
Interest receivable	13,601	12,961
Investment securities, at fair value	2,105,841	1,857,005
Prepaid income taxes	-	18,300
	$ 2,282,699	$ 2,088,429
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 9,462	$ 8,242
Accrued income taxes	10,834	-
TOTAL CURRENT LIABILITIES	20,296	8,242
STOCKHOLDERS' EQUITY		
Common stock - par value $1.00; Issued and outstanding 13,464 shares	13,464	13,464
Paid in capital	121,488	121,488
Retained earnings	1,818,656	1,735,644
Accumulated other comprehensive income	308,795	209,591
	2,262,403	2,080,187
	$ 2,282,699	$ 2,088,429

The accompanying notes are an integral part of the financial statements.

USGM SECURITIES, INC.

STATEMENTS OF INCOME

	Year ended December 31, 2005	Year ended December 31, 2004
Income:		
Commissions	$ 105,949	$ 83,914
Interest and dividends	50,053	44,712
Realized gain on sale of securities	12,206	1,682
	168,208	130,308
Expenses:		
Commissions	40,515	32,341
Professional/registration and office	18,481	19,962
	58,996	52,303
INCOME BEFORE INCOME TAXES	109,212	78,005
Refund of prior year taxes	-	(200)
Income tax provision	26,200	11,500
NET INCOME	$ 83,012	$ 66,705

The accompanying notes are an integral part of the financial statements.

USGM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common stock	Paid in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance at January 1, 2004	$ 13,464	$ 121,488	$ 1,668,939	$ 203,940	$ 2,007,831
Comprehensive income:					
Net income	-	-	66,705	-	66,705
Unrealized gains on investment securities	-	-	-	7,333	7,333
Reclassification adjustment for gains included in net income	-	-	-	(1,682)	(1,682)
Total comprehensive income					72,356
BALANCE AT DECEMBER 31, 2004	13,464	121,488	1,735,644	209,591	2,080,187
Comprehensive income:					
Net income	-	-	83,012	-	83,012
Unrealized gains on investment securities	-	-	-	111,410	111,410
Reclassification adjustment for gains included in net income	-	-	-	(12,206)	(12,206)
Total comprehensive income					182,216
BALANCE AT DECEMBER 31, 2005	$ 13,464	$ 121,488	$ 1,818,656	$ 308,795	$ 2,262,403

The accompanying notes are an integral part of the financial statements.

USGM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2005	Year ended December 31, 2004
CASH FLOWS - OPERATING ACTIVITIES		
Net income		
Adjustments to reconcile net income to net cash	$ 83,012	$ 66,705
provided from operating activities:		
Realized gain on sale of securities	(12,206)	(1,682)
Changes in certain assets and liabilities affecting operations:		
Commissions receivable	3,374	(1,147)
Interest receivable	(640)	(1,913)
Prepaid income taxes	18,300	(3,877)
Accounts payable	1,220	(25)
Accrued income taxes	10,834	-
NET CASH PROVIDED FROM OPERATING ACTIVITIES	103,894	58,061
CASH FLOWS - INVESTING ACTIVITIES		
Purchases of investment securities	(844,124)	(846,708)
Sales of investment securities	706,698	750,425
NET CASH USED FOR INVESTING ACTIVITIES	(137,426)	(96,283)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(33,532)	(38,222)
Cash and cash equivalents at beginning of year	189,570	227,792
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 156,038	$ 189,570
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash (received) paid for income taxes	$ (2,934)	$ 15,117

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

USGM Securities, Inc. (the "Company") is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company provides brokerage services to clients across the country, primarily in affiliation with John G. Ullman & Associates, Inc., a registered investment advisor. John G. Ullman & Associates, Inc. is the majority shareholder (76%) of the Company.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with maturities less than three months when purchased. The Company maintains its cash and cash equivalents in bank and investment accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investment securities

Investment securities are classified as available-for-sale and, accordingly, stated at fair value as reported on a national securities exchange at the close of business on the last day of the year. Net unrealized appreciation on investment securities is included in accumulated other comprehensive income.

Securities are exposed to various risks, such as interest rate, market and credit risk. Due to the risks associated with securities and the uncertainty related to changes in their fair value, it is at least reasonably possible that changes in risk could affect the Company.

Income taxes

Provision for income taxes presented in these financial statements is the same as that reported for tax purposes. Deferred income taxes are immaterial for presentation.

Revenue recognition

Commissions are recorded on a trade date basis as securities transactions occur.

Interest income includes interest earned on the securities adjusted for amortization of premiums and accretion of discounts on the related securities using the interest method. Dividend income is recorded on ex-dividend dates. Realized gains or losses from the sale of available for sale securities are recognized on the trade date using the specific identification method.

NOTE B: INVESTMENT SECURITIES

The amortized cost and fair value of investment securities with gross unrealized gains and losses are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Year ended December 31, 2005				
Bonds - corporate	$ 526,599	$ -	$ (6,370)	$ 520,229
Stocks	361,469	282,147	(4,170)	639,446
Bonds - municipal	449,353	-	(5,323)	444,030
Government	445,194	29,760	(1,818)	473,136
Limited partnerships	14,431	14,569	-	29,000
	$ 1,797,046	$ 326,476	$ (17,681)	$ 2,105,841
Year ended December 31, 2004				
Bonds - corporate	$ 565,620	$ 1,331	$ (2,623)	$ 564,328
Stocks	347,205	186,146	(9,549)	523,802
Bonds - municipal	423,162	-	(2,807)	420,355
Government	294,965	28,041	(2,386)	320,620
Limited partnerships	16,462	11,438	-	27,900
	$ 1,647,414	$ 226,956	$ (17,365)	$ 1,857,005

Management evaluates securities for other-than temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2005, twenty-four securities have been in a continuous unrealized loss position for less than twelve months and twenty-five securities have been in a continuous unrealized loss position for twelve months or more. As management has the ability to hold the securities for the foreseeable future and these unrealized losses do not reflect any deterioration in the credit worthiness of the issuing securities, no declines are deemed to be other than temporary.

NOTE B: INVESTMENT SECURITIES, Cont'd

The amortized cost and fair value by contractual maturity of debt securities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	December 31, 2005	
	Amortized cost	Fair value
Due in one year or less	$ 578,712	$ 576,555
Due in one to five years	827,434	816,080
Due after ten years	15,000	44,760
	$ 1,421,146	$ 1,437,395

NOTE C: RELATED PARTY

As indicated in Note A, John G. Ullman & Associates, Inc. (JGUA) is the majority shareholder of the Company. Although there are no material intercompany transactions, JGUA does provide the Company with management and administrative support and services at no charge.

NOTE D: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a specified ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital and a net capital requirement of $2,117,530 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

USGM SECURITIES, INC.

SUPPLEMENTARY INFORMATION

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
USGM Securities, Inc.

We have audited the accompanying financial statements of USGM Securities, Inc. as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated January 26, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 12 to 16 is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 26, 2006

USGM SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholders' equity		$ 2,262,403
Less: Non-allowable assets:		
Haircuts on securities		
Debt securities		31,527
Other securities		113,346
		144,873
Net capital		2,117,530
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness		1,353
Minimum requirement		100,000
Greater of the above		100,000
	Excess net capital	$ 2,017,530
Ratio of aggregate indebtedness to net capital		.01 to 1
Computation of aggregate indebtedness:		
Accounts payable		$ 9,462
Accrued income taxes		10,834
		$ 20,296

USGM SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2005

Net capital (per Form X-17a-5)	$ 2,111,077
Audit adjustments:	
Income tax accrual	6,453
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS	$ 2,117,530

USGM SECURITIES, INC.

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section 15c3-3 (k)(2)(ii). All customer transactions are cleared through another broker/dealer (National Financial Services, LLC, Sec. #8-26740) on a fully disclosed basis.

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
USGM Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of USGM Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 26, 2006

Mengel Metzger Barr MMB & Co. LLP Certified Public Accountants